UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029786

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8- 51771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies High Yield Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford (City) Connecticut (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Welch 203-708-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

OATH OR AFFIRMATION

I, Robert J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies High Yield Trading, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

The Member
Jefferies High Yield Trading, LLC:

We have audited the accompanying statement of financial condition of Jefferies High Yield Trading, LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies High Yield Trading, LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2010

JEFFERIES HIGH YIELD TRADING, LLC

Statement of Financial Condition

December 31, 2009

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	136,379
Securities borrowed		559,873
Receivable from affiliated broker dealer		12,045
Financial instruments owned		650,929
Receivable from Parent		128,613
Other assets		146
Total assets	$	1,487,985
Liabilities and Member's Equity		
Financial instruments sold, not yet purchased	$	540,523
Payable to affiliated broker dealer		2,358
Payable to affiliate		3,041
Accrued expenses and other liabilities		1,674
Total liabilities		547,596
Member's equity		940,389
Total liabilities and member's equity	$	1,487,985

See accompanying notes to the statement of financial condition.

(1) Background and Organization

Jefferies High Yield Trading, LLC ("JHYT") is a Delaware limited liability company and a wholly-owned subsidiary of Jefferies High Yield Holdings, LLC ("JHYH"). JHYT was formed by Jefferies Group, Inc. ("Jefferies") to perform its high yield secondary market trading activities. JHYT is managed by the High Yield Division ("High Yield Division") of Jefferies & Company, Inc. ("Jefco"), a wholly-owned subsidiary of Jefferies.

JHYT acquires, actively manages, and trades high yield and distressed debt securities, bank loans, and equity securities. JHYT is registered as a broker dealer under the Securities Exchange Act of 1934 and with the Financial Industry Regulatory Authority.

JHYT claims an exemption from Rule 15c3-3 as of December 31, 2009, based on Section (k)(2)(ii). Financial instrument transactions are cleared through an affiliated broker dealer on a fully disclosed basis. JHYT does not clear any financial instrument transactions with or on behalf of any customers.

JHYT prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

(2) Summary of Significant Accounting Policies

(a) *Cash and Cash Equivalents*

Cash equivalents consist of money market funds, which are part of the cash management activities of JHYT, and have original maturities of 90 days or less. At December 31, 2009, such cash equivalents amounted to $136.0 million.

(b) *Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased and Fair Value*

Financial instruments owned and financial instruments sold, not yet purchased (all of which are recorded on a trade-date basis) are recorded at fair value, either through the fair value option election or as required by other accounting pronouncements. These financial instruments primarily represent JHYT's trading activities and include debt and equity securities, bank loans and escrow receivables. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, JHYT maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect JHYT's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. JHYT applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The type of financial instruments included in Level 1 are highly liquid cash instruments with quoted prices such as listed equities;

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are corporate and convertible bonds and equity securities;

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments that are included in this category generally include certain distressed debt instruments, illiquid equity securities, equity interests in private companies, bank loans, escrow receivables, trade claims, mortgage-backed securities and limited liability investments.

Valuation Process for Financial Instruments. Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets JHYT's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

(c) Securities Borrowed

Securities borrowed are carried at cost. In connection with trading activities, JHYT borrows securities to cover short sales. When JHYT borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Statement of Financial Condition as Securities borrowed.

(d) ***Receivable from, and Payable to, Affiliated Broker Dealer***

Receivable from, and payable to, affiliated broker dealer are for amounts due from and due to Jefco related to trade execution and settlement.

(e) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company tax laws and regulations, limited liability companies with only one member are disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As JHYT has not made such an election, JHYT will be disregarded as an entity separate from its owner and will not be subject to federal and applicable state income taxes. For federal and applicable state income tax purposes, income or losses are included in the tax return of JHYH. In addition, JHYT is not party to a tax sharing arrangement with JHYH nor has JHYT made payments for income taxes to JHYH. JHYH as the member is subject to the New York City Unincorporated Business Tax ("UBT"). If JHYT were subject to UBT taxes, no deferred taxes would have been recognized in the Statement of Financial Condition.

(f) ***Use of Estimates***

JHYT has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare the statement of financial condition in conformity with U.S. GAAP. The most important of these estimates and assumptions relate to fair value measurements, particularly as it pertains to financial instrument valuations due to volatility in the credit and equity markets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates. Current economic conditions increased the risks and complexity of the judgments in these estimates.

(g) ***Accounting and Regulatory Developments***

Accounting Standards Codification. The Financial Accounting Standards Board ("FASB") established the Accounting Standards Codification ("ASC") on July 1, 2009 as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC is no longer authoritative.

Following the ASC, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it issues Accounting Standards Updates, which serve to update the ASC, provide background information about the guidance and provide the basis for conclusions on the changes to the ASC. GAAP was not changed as a result of the FASB's codification project, but the codification project changes the way the guidance is organized and presented. As a result, these changes have a significant impact on how JHYT references GAAP in its statement of financial condition and in its accounting policies for the statement of financial condition issued.

Fair Value Measurements and Disclosures. JHYT adopted accounting updates included in ASC 820, Fair Value Measurements and Disclosures Topic, as of April 1, 2009, which provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820 also includes guidance on identifying circumstances that indicate a

transaction is not orderly. The adoption of these updates did not have a material effect on JHYT's financial condition.

On October 1, 2009, JHYT adopted the accounting updates to ASC 820, Fair Value Measurements and Disclosures Topic – Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Accordingly, investments that have the characteristics of an investment company and have no readily determinable fair value are measured based on the net asset value per share of the investment. The accounting updates also require disclosure by major category of investment about the attributes of the investment, the nature of any redemption restrictions on the investment, any unfunded commitments we have pertaining to the investment and the investment strategies of the underlying investees. There was no effect on JHYT's financial condition as a result of this adoption.

Transfers and Servicing. JHYT adopted accounting changes described in ASC 860, Transfers and Servicing Topic, as of January 1, 2010, which eliminate the concept of a qualifying special purpose entity, require that a transferor consider all arrangements made contemporaneously with, or in contemplation of, a transfer of assets when determining whether derecognition of a financial asset is appropriate, clarify the requirement that a transferred financial asset be legally isolated from the transferor and any of its consolidated affiliates, stipulate that constraints on a transferee's ability to freely pledge or exchange transferred assets causes the transfer to fail sale accounting, and define participating interests and provides guidance on derecognizing participating interests. The adoption did not have an effect on JHYT's financial condition.

Subsequent Events. JHYT adopted accounting described in ASC 855, Subsequent Events Topic, as of the financial period ended December 31, 2009, requiring that management evaluate events and transactions that may occur for potential recognition or disclosure in the statement of financial condition after the balance sheet date through the date the statement of financial condition are issued and determining the circumstances under which such events or transactions must be recognized in the statement of financial condition. The adoption did not have an effect on JHYT's financial condition.

(3) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of financial instruments owned and financial instruments sold, not yet purchased, which are part of JHYT's trading activities, as of December 31, 2009 (dollars in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
Corporate debt securities	$ 520,407	$ 514,467
Corporate equity securities	83,500	26,056
Collateralized loan obligations	9,570	—
Loans and other receivables	4,248	—
Mortgage-backed securities	31,659	—
Investments at fair value	1,545	—
	$ 650,929	$ 540,523

The following is a summary of JHYT's financial instruments that are accounted for at fair value as of December 31, 2009 by level within the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Corporate debt securities	$ —	$ 467,080	$ 53,327	$ 520,407
Corporate equity securities	49,258	7,698	26,544	83,500
Collateralized loan obligations	—	—	9,570	9,570
Loans and other receivables	—	—	4,248	4,248
Mortgage-backed securities	—	—	31,659	31,659
Investments at fair value	—	—	1,545	1,545
	$ 49,258	$ 474,778	$ 126,893	$ 650,929
Liabilities:				
Financial instruments sold, not yet purchased:				
Corporate debt securities	$ —	$ 514,467	$ —	$ 514,467
Corporate equity securities	22,288	3,768	—	26,056
	$ 22,288	$ 518,235	$ —	$ 540,523

(4) Variable Interest Entities

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, direct or implied. JHYT is not the primary beneficiary of any VIEs in which it holds a significant variable interest.

JHYT holds significant variable interests in VIEs in which it is not the primary beneficiary and accordingly does not consolidate. Determining whether an interest in a VIE is significant is a matter of judgment and is based on an assessment of our exposure to the overall assets and liabilities of a VIE. JHYT does not consolidate these VIEs as it does not absorb a majority of the entity's expected losses or receive a majority of its expected residual returns as a result of holding these variable interests. JHYT has not provided financial or other support to these VIEs during the year ended December 31, 2009. JHYT has no explicit or implicit arrangements to provide additional financial support to these VIEs and has no liabilities related to these VIEs at December 31, 2009.

The following table presents total assets in these nonconsolidated VIEs and JHYT's maximum exposure to loss associated with these non-consolidated VIEs in which it holds significant variable interests at December 31, 2009 (dollars in millions):

	VIE assets	Maximum exposure to loss in non-consolidated VIEs [2]	Carrying amount
Third party managed CLO	$ 552.6	$ 9.6	$ 9.6
Mortgage-backed Vehicles [1]	7,112.6	31.7	31.7
Total	$ 7,665.2	$ 41.3	$ 41.3

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at December 31, 2009.

(2) JHYT's maximum exposure to loss in non-consolidated VIEs is limited to its investment.

Third Party Managed CLO. JHYT has significant variable interests in Babson Loan Opportunity CLO, Ltd., a third party managed CLO. This VIE has assets consisting primarily of senior secured loans, unsecured loans and high yield bonds. JHYT's variable interests in this VIE consists of debt securities and is accounted for at fair value and included in Financial instruments owned in its Statement of Financial Condition.

Mortgage-Backed Vehicles. JHYT purchases and sells variable interests in VIEs, which primarily issue mortgage-backed securities, in connection with its trading and market-making activities. JHYT's variable interests in these VIEs consist of mortgage securities and are accounted for at fair value and included in Financial instruments owned in the Statement of Financial Condition.

(5) Credit Agreement

In July 2009, JHYT entered into a master securities loan agreement and into a custodial agreement (collectively, the "tri-party loan") each with an unaffiliated third party, to be used in connection with JHYT's operating activities. At December 31, 2009, $150 million was available under the terms of the tri-party loan. The tri-party loan expires in May 2010. Advances bear interest at LIBOR plus 100 basis points. JHYT is required to pledge eligible securities to the custodian with a 70% margin percentage for amounts funded. JHYT incurs a 1% liquidity fee on the unused amounts available. JHYH is the guarantor of the tri-party loan. During the year ended December 31, 2009, JHYT did not borrow under the tri-party loan. At December 31, 2009, there were no outstanding balances and no securities were pledged. During the year ended December 31, 2009, JHYT incurred costs in securing the tri-party loan. These costs were capitalized and are being amortized.

(6) Related Party Transactions

Jefco entered into a services agreement with JHYT and JHYH to provide personnel, facilities and general and administrative services. Pursuant to the services agreement, Jefco seconded its High Yield Division employees to JHYT. JHYT reimburses Jefco for compensation and benefits and services provided under terms of the services agreement.

JHYT has entered into a fully disclosed clearing agreement with Jefco. Receivable from, and payable to, affiliated broker dealer are for amounts due from and due to Jefco related to trade execution and settlement.

As of December 31, 2009, receivable from affiliate of $128.6 million is due from JHYH: $42.1 million for services fees and administrative expenses JHYT paid to Jefco on behalf of JHYH; $6.5 million to finance JHYH's capitalization of Jefferies High Yield Finance, LLC ("JHYF"); and $80.0 million to finance JHYH's capitalization of Jefferies Leveraged Credit Products, LLC ("JLCP"). The services fees and administrative expenses were paid to Jefco under terms of the services agreement. JHYH does not allocate the services fees to JHYT. Subsequent to December 31, 2009, JHYT made a capital distribution to JHYH of $86.5 million. JHYH used the proceeds to repay JHYT's receivable pertaining to JHYH's capitalization of JHYF and JLCP.

As of December 31, 2009, payable to affiliate includes amounts due to Jefco related to: compensation reimbursement, intercompany transactions, floor brokerage, and general and administrative expense reimbursement.

During the year ended December 31, 2009, JHYT made periodic loans of $151.0 million in aggregate to JLCP. Subsequently, JLCP repaid $151.0 million to JHYT. At December 31, 2009 there were no loans outstanding from JLCP.

(7) Financial Instruments

(a) Off-Balance Sheet Risk

JHYT has contractual commitments arising in the ordinary course of business for financial instruments sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect on JHYT's statement of financial condition.

(b) Credit Risk

Financial instrument transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date.

JHYT seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(c) Concentration of Credit Risk

JHYT's activities are executed exclusively with Jefco. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. JHYT seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(8) Net Capital Requirement

JHYT is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. JHYT has elected to use the alternative method permitted by Rule 15c3-1, which requires that JHYT maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2009, JHYT had net capital of $503.7 million, which was $503.4 million in excess of required net capital.

(Continued)

(9) Subsequent Events

JHYT has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in the statement of financial condition through February 24, 2010, which is the date of the issuance of the statement of financial condition.

KPMG

JEFFERIES HIGH YIELD TRADING, LLC
(SEC Identification No. 8-51771)

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document